

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 1, 2008

Mr. James H. Moore
Chief Financial Officer
Mines Management, Inc.
905 W. Riverside Avenue, Suite 311
Spokane, WA 99201

> **Re: Mines Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006, as amended**
> **Filed March 27, 2007**
> **Response Letter Dated January 14, 2008**
> **File No. 001-32074**

Dear Mr. Moore:

We have reviewed your response letter and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2007, as amended on March 27,
2007

Note 3. Mining Properties, page 39

1.   We note your response to prior comment number five. Please contact us at your
        earliest convenience to discuss this matter further.

Note 9. Business Combination, page 44

2.   We note your response to prior comment number seven. Please contact us at your
        earliest convenience to discuss this matter further.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will contact us for further discussion.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief